Mail Stop 3010

November 30, 2009

Mr. Alan Weichselbaum
Chief Financial Officer
Jesup & Lamont, Inc.
650 Fifth Avenue, Third Floor
New York, NY 10019

> **Re:** **Jesup & Lamont, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009**
> **File No. 1-31292**

Dear Mr. Weichselbaum:

We have read your supplemental response letter dated October 30, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Liquidity and Capital Resources, page 28

1. We note your response to our prior comment 3. Please expand your proposed disclosure to provide a more robust discussion of the material components driving historical net operating cash flows and to more fully describe how projected revenues and earnings affect your liquidity. In addition, provide your proposed future disclosures in your response. Refer to SEC Interpretive Release No. 33-8350.

Item 9A. Controls and Procedures, page 34

2.   We note your response to our prior comment 4. Please consider whether the
        failure to disclose the material weakness in internal control over financial
        reporting in management's report on internal control over financial reporting as of
        December 31, 2008, the omission of the audit opinion for the financial statements
        as of and for the fiscal year ended December 31, 2007, and the omission of other
        required disclosures in your Form 10-K impact management's conclusions
        regarding the effectiveness of your disclosure controls and procedures as of
        December 31, 2008, and revise your disclosure as appropriate. This comment
        also relates to your Forms 10-Q for the periods ended March 31, June 30, and
        September 30, 2009. Please provide your proposed disclosure, as applicable.

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note your response to prior comment 5 and note that you have not yet filed a
        Form 8-K containing the required Item 4.01 disclosures. Please file your Item
        4.01 Form 8-K immediately.

Notes to Consolidated Financial Statements, page F-10

Note 7. Intangible Assets, page F-16

4.   We note your response to prior comment 9 and reissue the comment. Please note
        that assets and liabilities must be assigned to a reporting unit prior to determining
        the fair value of the reporting unit in Step 1 of the goodwill impairment analysis.
        Tell us how you determined that notes payable should not be allocated to your
        reporting unit. Refer to paragraphs 39-40 of FASB ASC 350-20-35 (paragraphs
        32-33 of SFAS No. 142).

5.   We note your response to prior comment 10. Please tell us what consideration
        you gave to using ratios other than enterprise value to sales in your "Guideline
        Public Company Method" analysis, including price to sales and enterprise value
        to book value of capital. Also tell us why you utilized a comparative ratio from
        only JLI, rather than using data from all comparable public companies identified
        in your response.

6.   We note your responses to prior comments 11 and 12. The nominal revenue
        growth rate projected for JLSC in 2009 of 60.8% in the discounted cash flow
        analysis provided does not appear to be consistent with the disclosure in your
        Form 10-K of a projected nominal revenue growth rate in 2009 of 4.75%, nor
        does the 60.8% projected growth rate appear to be consistent with JLI's decrease
        in revenues in the nine months ended September 30, 2009. Additionally, in your
        response you have not provided a reasonable basis for utilizing a 60.8% projected

growth rate for 2009. Barring additional information, it appears that goodwill may have been impaired as of December 31, 2008, and that your goodwill impairment analysis should be reperformed as of that date.

Form 10-Q for the Period Ended September 30, 2009

Notes to Condensed Consolidated Financial Statements, page 8

7.   In future filings, please revise to include all disclosures required by paragraphs 1-9 of FASB ASC 820-10-50 (paragraphs 32-35 of SFAS No. 157). Provide your proposed disclosures in your response.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant